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April 28, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

      ATTN. Mr. Mark Cowan
            Document Control - EDGAR

      RE:   RiverSource Variable Series Trust

                  Disciplined Asset Allocation Portfolios - Aggressive Disciplined Asset Allocation Portfolios - Moderately Aggressive
                  Disciplined Asset Allocation Portfolios - Moderate
                  Disciplined Asset Allocation Portfolios - Moderately Conservative
                  Disciplined Asset Allocation Portfolios - Conservative RiverSource Partners Variable Portfolio - Fundamental Value Fund
                  RiverSource Partners Variable Portfolio - Select Value Fund RiverSource Partners Variable Portfolio - Small Cap Value Fund RiverSource Variable Portfolio - Balanced Fund
                  RiverSource Variable Portfolio - Cash Management Fund RiverSource Variable Portfolio - Core Equity Fund
                  RiverSource Variable Portfolio - Diversified Bond Fund RiverSource Variable Portfolio - Diversified Equity Income Fund
                  RiverSource Variable Portfolio - Dynamic Equity Fund
                        (formerly known as RiverSource Variable Portfolio - Large Cap Equity Fund)
                  RiverSource Variable Portfolio - Global Bond Fund
                  RiverSource Variable Portfolio - Global Inflation Protected Securities Fund
                  RiverSource Variable Portfolio - High Yield Bond Fund RiverSource Variable Portfolio - Income Opportunities Fund RiverSource Variable Portfolio - Mid Cap Growth Fund RiverSource Variable Portfolio - Mid Cap Value Fund RiverSource Variable Portfolio - S&P 500 Index Fund RiverSource Variable Portfolio - Short Duration U.S. Government Fund
                  Seligman Variable Portfolio - Growth Fund
                        (formerly known as RiverSource Variable Portfolio - Growth Fund)
                  Seligman Variable Portfolio - Larger-Cap Value Fund
                        (formerly known as RiverSource Variable Portfolio - Large Cap Value Fund)
                  Seligman Variable Portfolio - Smaller-Cap Value Fund
                        (formerly known as RiverSource Variable Portfolio - Small Cap Advantage Fund)
                  Threadneedle Variable Portfolio - Emerging Markets Fund Threadneedle Variable Portfolio - International Opportunity Fund

          Post-Effective Amendment No. 5
          File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 5 on Form N-1A pursuant to Rule 485(b) to bring the financial statements and other information included in the Registration Statement up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485. Also the purpose of this filing is to respond to the following staff comments received on or about April 9, 2009.

COMMENT NO. 1:    ALL PORTFOLIOS. Detailed information about the portfolio
                  manager has been added in Item 2. While we have permitted identification of the adviser in Item 2, additional information about the portfolio manager should follow the fee table and appear pursuant to Item 5.

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RESPONSE:         Additional information about portfolio managers will be placed to follow the fee table, and will appear in the "Fund Management and Compensation" section.

COMMENT NO. 2:    RIVERSOURCE VARIABLE PORTFOLIO - FUNDAMENTAL VALUE FUND (P.
                  4). Please include the risk of value investing (e.g., that the subadviser's determination of "intrinsic value" may be wrong).
                  This comment is also applicable for the Select Value Fund (p.
                  8).

RESPONSE:         The "Principal Risks" section for each of these Funds includes both "Active Management Risk" and "Market Risk," which address the risks articulated, and are true of any actively managed fund. Active Management risk is the risk that the portfolio manager(s) may not be successful in making investment decisions suited to achieving a Fund's investment objective, i.e., the portfolio manager(s) select(s) securities, and these decisions, if incorrect, will effect the performance of the Fund, including how successful the Fund is in achieving its objective. Also, Market risk includes the following language to address risks associated with a particular investment style:

                        "MARKET RISK. The market value of securities may fall or fail to rise. Market risk may affect a single issuer, sector of the economy, industry, or the market as a whole. The market value of securities may fluctuate, sometimes rapidly and unpredictably. This risk is generally greater for small and mid-sized companies, which tend to be more vulnerable to adverse developments. In addition, focus on a particular style, for a example, investment in growth or value securities, may cause the Fund to underperform other mutual funds if that style falls out of favor with the market." (emphasis added)

COMMENT NO. 3:    RIVERSOURCE PARTNERS VARIABLE PORTFOLIO - SMALL CAP VALUE FUND
                  (P. 12)

                  a.    Principal Investment Strategies.

                  (i) With respect to the disclosure related to Barrow Hanley, please clarify what is meant by a "low-expectation" stock.

RESPONSE:         To clarify what is meant by a "low-expectation" stock, we have revised the first two sentences under the "Barrow Hanley" subsection in the "Principal Investment Strategies" section for RiverSource Partners Variable Portfolio - Small Cap Value
                  Fund to read as follows:

                        "Barrow Hanley uses a value-added proprietary research process to select small capitalization, low-expectation stocks. This process is directed toward the discovery of companies in which the value of the underlying business is believed to be significantly greater than the market price."

                        (ii) With respect to the disclosure related to Turner, please consider revising the first sentence for readability. Also, please clarify what is meant by "implementation shortall."

RESPONSE:         With respect to the disclosure related to Turner, the first sentence has been revised to read as follows:

                        "Turner believes that consistent out-performance relative to a stated benchmark may be best achieved by identifying the characteristics that drive future price out-performance, such as relative valuations or earnings growth, and by investing in the companies that exhibit these predictive characteristics."

                  The fourth bullet point in the description of Turner's investment process has been revised to read as follows:

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                        "The portfolio is rebalanced regularly using program
                        trades that minimize "implementation shortfall" at a minimum cost."

                  b. Principal risks. Please include disclosure concerning the risks related to investing for value (e.g., the risk that a stock judged to be undervalued may be appropriately priced or the adviser's determination of intrinsic value may be wrong).

RESPONSE:         See response to Comment No. 2.

COMMENT NO. 4:    RIVERSOURCE VARIABLE PORTFOLIO - DYNAMIC EQUITY FUND (P. 34)
                  The disclosure identifies investments in small and mid-sized companies as a principal risk, but does not identify investments in small and mid-sized companies as a principal investment strategy. Please reconcile the apparent inconsistency.

RESPONSE:         RiverSource Variable Portfolio - Dynamic Equity Fund, lists the "small and medium companies" risk to call out the fact that there are more risks associated with smaller capitalization companies and that this Fund may hold such companies. Importantly, capitalization size is not a principal consideration in the selection of securities for the portfolio. In addition, at present exposure to smaller capitalization securities is low, but to the extent the Fund invests in such securities at all, we believe it is important for investors to understand such risks. To the extent the Fund focuses investment in smaller capitalization companies, or capitalization size becomes an important consideration in the selection of securities, we will revise the investment strategies of the Fund accordingly.

COMMENT NO. 5:    SELIGMAN VARIABLE PORTFOLIO - GROWTH FUND (P. 69) Please
                  define what constitutes a "large" U.S. company for purposes of the principal investment strategy.

RESPONSE:         To define what constitutes a "large" U.S. company for purposes of the principal investment strategy, the first sentence in the" Principal Investment Strategies" section for Seligman
                  Variable Portfolio - Growth Fund has been revised to read as follows:

                        "The Fund invests primarily in common stocks of large U.S. companies that fall within the range of the Russell 1000(R) Growth Index."

COMMENT NO. 6:    SELIGMAN VARIABLE PORTFOLIO - LARGER-CAP VALUE/SMALLER-CAP
                  VALUE (P. 73 AND 77) Principal risks. Please include disclosure concerning the risks related to investing for value
                  (e.g., the risk that a stock judged to be undervalued may be appropriately priced or the adviser's determination of intrinsic value may be wrong).

RESPONSE:         See response to Comment No. 2.

COMMENT NO. 7: FES AND EXPENSES (P.91) The fee table notes that contractual fee waivers will expire 12/31/09. Please note that in order to appear in the fee table and be reflected in the examples, the contractual waiver should last for at least one year from the effective date of the registration statement. If less than one year, it should be removed from the table, but may be reflected in a footnote.

RESPONSE:         The fee table will be revised either by extending the fee
                  waivers through April 30, 2010 or, in case of their expiration on Dec. 31, 2009, by removing the waiver and net expense ratio from the table and by reflecting the net expense ratio in a footnote. The examples will be revised accordingly.

COMMENT NO. 8:    SAI - POTENTIAL CONFLICTS OF INTEREST & STRUCTURE OF
                  COMPENSATION (P. 58+) Please consider using subheadings identifying each adviser/sub-adviser prior to the narrative disclosure to aid in organization and readability of these sections of the SAI. In particular, because the disclosure is so similar, it is difficult to understand to whom the compensation discussions relate with respect to paragraphs 11, 12, 13, 16, and 17 under the Structure of Compensation heading.

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RESPONSE:         Subheadings identifying each adviser/sub-adviser prior to the narrative disclosure of potential conflicts of interest and structure of compensation will be added to aid in organization and readability of these sections in the SAI.

COMMENT NO. 9:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:         The Registrant agrees to make such representations:

                        Staff had no additional comments except the requirement to make the following representation on behalf of the
                        Registrant:

                        In connection with the filing listed above, the Registrant hereby acknowledges the following:

                        The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

The prospectus for RiverSource Variable Portfolio - Core Equity Fund has been marked to show all changes from Registrants Post-Effective Amendment No. 3 filed on about April 25, 2008. The prospectus and Statement of Additional Information for Disciplined Asset Allocation Portfolios - Aggressive, Disciplined Asset Allocation Portfolios - Moderately Aggressive, Disciplined Asset Allocation Portfolios - Moderate, Disciplined Asset Allocation Portfolios - Moderately Conservative and Disciplined Asset Allocation Portfolios - Conservative (DAAP Funds) have been marked to show all changes from Registrant's Post-Effective Amendment No. 2 filed on or about April 21, 2008. The prospectus for all funds but RiverSource Variable Portfolio - Core Equity Fund and DAAP Funds and the Statement of Additional Information for all funds but DAAP Funds have been marked to show all changes from Registrant's Post-Effective Amendment No. 4 filed on or about February 27, 2009. All marked changes on this filing are non-material.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Scott R. Plummer
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    Scott R. Plummer
    Vice President, General Counsel and Secretary
    RiverSource Variable Series Trust